UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70672

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Whelan Advisory Capital Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8600 Twin Lake Drive

(No. and Street)

Boca Raton	**Florida**	**33496**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Portwood	**404-317-4781**	bportwood@whelanadvisoryllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation

(Name – if individual, state last, first, and middle name)

2700 Ygancio Valley Road Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

3/4/2009		3381	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Whelan Advisory Capital Markets, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO/CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WHELAN ADVISORY CAPITAL MARKETS, LLC

Financial Statements and Supplementary Information

January 1, 2025 through December 31, 2025

WHELAN ADVISORY CAPITAL MARKETS, LLC
TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Whelan Advisory Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Whelan Advisory Capital Markets, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Whelan Advisory Capital Markets, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Whelan Advisory Capital Markets, LLC's management. Our responsibility is to express an opinion on Whelan Advisory Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Whelan Advisory Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Whelan Advisory Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Whelan Advisory Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Whelan Advisory Capital Markets, LLC's auditor since 2021.
Walnut Creek, California
March 2, 2026

WHELAN ADVISORY CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$	428,515
Prepaid Assets	$	335
Total Current Assets	$	428,850
TOTAL ASSETS	$	**428,850**

LIABILITIES & MEMBER'S EQUITY

Current Liabilities:		
Accounts Payable	$	48,562
Total Current Liabilities	$	48,562
Member's Equity		
Capital Contributions	$	1,600,120
Retained Earnings	$	(1,219,832)
Total Member's Equity	$	380,288
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**428,850**

WHELAN ADVISORY CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue, Net:		
Underwriting Revenue	$	21,087
Total Revenue		21,087
Operating Expenses:		
Bank Charges & Fees		64
Legal & Professional Services		109,181
Regulatory Fees		3,416
Taxes and Licenses		33
Travel		120
Technology		3,297
Total Operating Expenses		116,111
Operating Loss		(95,024)
Other Income		
Interest Revenue		8,293
Net Other Income		8,293
Income Tax Expense		-
Total Net Loss	$	(86,731)

WHELAN ADVISORY CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Capital Contributions	Retained Earnings	Total Member's Equity
Balance at December 31, 2024, original	$ 1,375,000	$ (1,128,026)	$ 246,974
Prior Period Adjustment, See Note 10		$ (5,075)	$ (5,075)
Balance at December 31, 2024, as restated	$ 1,375,000	$ (1,133,101)	$ 241,899
Member Distributions	$ -	$ -	$ -
Net Loss	$ -	$ (86,731)	$ (86,731)
Capital Contributions	$ 225,120	$ -	$ 225,120
Balance at December 31, 2025	$ 1,600,120	$ (1,219,832)	$ 380,288

WHELAN ADVISORY CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:		
Net Income (Loss)	$	(86,731)
Adjustments to reconcile net loss to net cash		
used for operating activities:		
Increase (Decrease) In:		
Prepaid Assets	$	(335)
Accounts Payable	$	(275,432)
Net cash provided by (used in) operating activities	$	(362,498)
Cash flows from financing activities		
Member Contributions	$	225,120
Net cash provided by (used in) financing activities	$	225,120
Net increase (decrease) in cash	$	(137,378)
Cash as of December 31, 2024	$	565,893
Cash as of December 31, 2025	$	428,515
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest expense	$	-
Income taxes	$	-

WHELAN ADVISORY CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2025

The Company did not and has not had any subordinated liabilities.

WHELAN ADVISORY CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

Whelan Advisory Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company was approved for registration as a broker-dealer by FINRA and the SEC on August 31, 2021. The Company is a limited liability company organized under the laws of the State of New York.

The Company is approved to conduct the following types of business: 1) firm commitment underwritings; 2) private placements of securities; and 3) mergers and acquisition advisory services. The Company does not execute or clear securities transactions nor maintain any customer accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, in reliance on footnote 74 to SEC Release Number 34-70073 dated July 30, 2013, the Company is exempt from Rule 15c3-3 as it does not hold customer funds or securities.

Basis of Accounting

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned, and expenses are recognized when they are incurred.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the year ending December 31, 2025, the Company maintained two bank accounts and has no investment in securities.

Accounts Receivables

Accounts receivable represent amounts that have been earned and have been billed to clients in accordance with the term of the Company's engagement letter with respective clients that have not yet been collected. As of December 31, 2025, the Company had no accounts receivable.

Revenue

For the year ended December 31, 2025, the Company posted $29,360 in revenue. The Company generated $21,087 in fees from one underwriting. The remaining revenue was from interest. The Company participated in an underwriting arrangement. Underwriting fees are recognized at a point when the underwriting transaction is closed and the Company's performance obligations are fulfilled, typically evidenced by the successful placement of securities. Interest income is recorded on an accrual basis as earned, reflecting the yield on the Company's balances held at the financial institution.

Expenses
For the year ended December 31, 2025, the Company has posted $116,111 in total expenses. Primary contributors to expenses include legal and professional expenses, interest, regulatory expenses, and technology expenses.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to its member in accordance with their respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 2 – Member's Equity

From January 1, 2025 to December 31, 2025, total member's equity increased to from $241,899 to $380,288. This increase is due to member capital contributions of $225,120, which was offset by a net loss of $86,731.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $379,953 which was $279,953 in excess of its required net capital of $100,000. The Company's aggregate indebtedness requirement was $48,562.

Note 4 – Concentrations of Credit Risk and Other Business Concentrations

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation (FDIC"), which as of December 31, 2025 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2025, the Company maintained two accounts each with less than $250,000 in assets.

Note 5 –Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure on the financial statements of the Company at December 31, 2025 through the date of the report of independent registered public accounting firm. There are no matters to report.

Note 6 –Management Plan

The Company has sufficient net capital and cash flow to maintain operations in the calendar year 2026. The Company's owner remains committed to funding the Company as needed to ensure the Company's ability to remain a going concern. Ownership contributed $225,120 to the Company during 2025.

Note 7 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Operations presents the segment revenue and expenses for the year ending December 31, 2025.

Note 8 – Commitment and Contingencies

There are no commitments or contingencies to report.

Note 9 – Related Party

$41,275 is payable to the Company's related party, Whelan Advisory, LLC.

Note 10 – Prior Period Adjustment

The Company reported $5,075 in professional service expenses to 2024 after the books were closed. This represented an immaterial change to total expenses and net loss for the fiscal year ending December 31, 2024.

WHELAN ADVISORY CAPITAL MARKETS, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2025

Net Capital

Total Member's Equity	$	380,288
Less: Non-Allowable Assets	$	335
Net Capital	$	379,953

Computation of Basic Net Capital Requirements

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	3,237
Minimum Dollar Net Capital Requirement	$	100,000
Net Capital Required	$	100,000
Excess Net Capital	$	279,953

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	48,562
Percent of Aggregate Indebtedness to Net Capital		12.78%

Reconciliation with FOCUS Report

Net Capital Computation	$	379,953
FOCUS llA Net Capital Computation	$	379,953
Difference	$	-

There was no material difference between the audited financial statements and the FOCUS Report as of December 31, 2025.

WHELAN ADVISORY CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

WHELAN ADVISORY CAPITAL MARKETS, LLC
SEC Rule 15c3-3 Exemption

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limited its business activities to private placements, underwritings, and mergers and acquisition advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____
William B. Portwood
CCO/Financial & Operations Principal

2-28-26
Date



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Whelan Advisory Capital Markets, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Whelan Advisory Capital Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limited its business activities to private placements, underwritings, and mergers and acquisition advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Whelan Advisory Capital Markets, LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Whelan Advisory Capital Markets, LLC's compliance with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 2, 2026